                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934*
                           (Amendment No.             )

                            Edgeworth Investments, Inc.
                                 (Name of Issuer)

                          Common Stock, $0.0001 par value
                          (Title of Class of Securities)

                                  (CUSIP Number)

                                  G.J. de Klerk
                             642 Southborough Drive
                        West Vancouver, BC Canada V751M6
                                   604-925-7659
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications)

                                   March 2, 2009
              (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
(entities only):

RAMPART CAPITAL CORP.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only

(4) Source of Funds (See Instructions): WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:

Rampart Capital Corp. is incorporated in the State of British Columbia and Alberta.

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 31,340,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 31,340,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 31,340,000

(12) Check if the Aggregate Amount in Row

(11) Excludes Certain Shares

 N/A

(13) Percent of Class Represented by Amount in Row (11): 100%

(14) Type of Reporting Person: CO

                                   SCHEDULE 13D

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
(entities only):

 G.J. de Klerk

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):

 OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: G.J. de Klerk is a citizen of Canada.

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 31,340,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 31,340,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 31,340,000

(12) Check if the Aggregate Amount in Row

(11) Excludes Certain Shares

 N/A

(13) Percent of Class Represented by Amount in Row (11):

 100%

(14) Type of Reporting Person: IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Edgeworth Investments, Inc., a Delaware corporation (the "Company" or "Issuer").

The Company's office address is at 642 Southborough Drive, West Vancouver, BC Canada
V751M6. Its telephone number at this location is 604-925-7659.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Rampart Capital Corp., a Delaware corporation ("Rampart"), and G.J. de Klerk (each a "Reporting Person," and together, the "Reporting Persons").

Rampart purchased all of the Company's Common Stock as of March 9, 2009, pursuant to a Share Purchase Agreement dated as of February 17, 2009 between Rampart and
William Tay.

Rampart is a corporation incorporated in the State of BC and Alberta. Rampart makes general investments.

Rampart is located at the following address: 642 Southborough Drive, West Vancouver,
BC Canada V751M6.

Rampart has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The controlling shareholder of Rampart is G.J. de Klerk, who is also the Chief Executive
Officer and Director of Rampart. Mr. de Klerk's business address is at 642 Southborough
Drive, West Vancouver, BC Canada V751M6. Mr. de Klerk is the President and Director
of Dutch Oven Group, Inc., F/K/A Nexam Acquisition Corp., a Delaware corporation, from May 23, 2008 to present. Mr. de Klerk has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. de Klerk is a citizen of Canada.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement, on March 2, 2009, Rampart purchased for a price of $45,000 in cash, 31,340,000 outstanding shares of restricted common stock from
William Tay, the former President and Director of the Company. Rampart used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of Rampart plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Mr. G.J. de Klerk would become an Officer and Director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the
Company and seeking one or more strategic acquisitions. In connection therewith, Mr.
G.J. de Klerk and/or Rampart may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the
Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.
The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Rampart beneficially owns 31,340,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

As the controlling stockholder of Rampart, G.J. de Klerk is the "control person" of the
Company as that term is defined in the Securities Act of 1933, as amended.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Rampart or G.J. de Klerk has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated February 17, 2009, between Rampart Capital Corp.
and William Tay (herein incorporated by reference from filing on Form 8-K by
Edgeworth Investments, Inc. on March 10, 2009).

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAMPART CAPITAL CORP.

By: /s/ G.J. de Klerk
--------------------------------------
Name: G.J. de Klerk
Title: President/CEO
Dated: March 15, 2009

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ G.J. de Klerk
--------------------------------------
Name: G.J. de Klerk
Dated: March 15, 2009